# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mobile Infrastructure Corp, CIK 0001847874
CUSIP: 60739N101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 30 W. 4th Street, Cincinnati, Ohio (OH), 45202
Date of event which requires filing of this statement: 07/31/2026
Filed by CIK 0001879349
Persons authorized to receive notices and communications: Manuel Chavez, III, 30 W. 4th Street, Cincinnati, Ohio (OH), 45202, (513) 834-5110

## Reporting persons
- Manuel Chavez, III (CIK 0001879349): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 142,000; shared voting power 725,337; sole dispositive power 142,000; shared dispositive power 725,337; aggregate amount beneficially owned 867,337 (2.1% of the class)
  Comment: See Item 5
- Stephanie Hogue (CIK 0001879102): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 123,257; shared voting power 725,337; sole dispositive power 123,257; shared dispositive power 725,337; aggregate amount beneficially owned 848,594 (2% of the class)
  Comment: See Item 5

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Mobile Infrastructure Corp
Address of issuer's principal executive offices: 30 W. 4th Street, Cincinnati, Ohio (OH), 45202
Comment:
Explanatory Note: This Schedule 13D (this "Statement") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Mobile Infrastructure Corporation, a Maryland corporation (the "Issuer"). This Statement is being filed jointly by Manuel Chavez, III and Stephanie Hogue (each, a "Reporting Person" and, collectively, the "Reporting Persons").

Each Reporting Person was among the persons named as a reporting person in the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on September 6, 2023, as amended by Amendment No. 1 filed on November 3, 2023, Amendment No. 2 filed on July 29, 2024, Amendment No. 3 filed on September 13, 2024, Amendment No. 4 filed on October 7, 2024, Amendment No. 5 filed on November 25, 2024 and Amendment No. 6 filed on June 17, 2025 (as so amended, the "Prior Schedule 13D").

This Statement is being filed in lieu of an amendment to the Prior Schedule 13D and amends and supplements the Prior Schedule 13D solely with respect to the Reporting Persons. No other person named as a reporting person in the Prior Schedule 13D is a party to this Statement, and this Statement does not amend, supplement or update the Prior Schedule 13D with respect to any such person. To the extent any disclosure in the Prior Schedule 13D concerning either Reporting Person is inconsistent with the disclosure in this Statement, the disclosure in this Statement supersedes such prior disclosure solely with respect to that Reporting Person.

Except as specifically amended and supplemented by this Statement, the disclosure in the Prior Schedule 13D concerning the Reporting Persons remains unchanged. Capitalized terms used but not defined in this Statement have the meanings ascribed to them in the Prior Schedule 13D.

Amendment No. 6 to Prior Schedule 13D reported that, following the Distribution, as described therein, Manuel Chavez, III and Stephanie Hogue beneficially owned approximately 2.0% and 1.81%, respectively, of the outstanding Common Stock immediately following the Distribution. As of the date of this Statement, each of Mr. Chavez and Ms. Hogue individually, and their holdings in the aggregate on a non-duplicative basis, continue to represent less than five percent of the outstanding Common Stock.

The Reporting Persons are filing this Statement (i) to disclose the matters set forth in Item 4 and (ii) to state expressly that each Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on June 17, 2025. This Statement constitutes the final amendment to the Prior Schedule 13D and an exit filing with respect to each Reporting Person.

Effective upon the filing of this Statement, the Reporting Persons are withdrawing from the Joint Filing Agreement dated September 5, 2023 relating to the Prior Schedule 13D. The Reporting Persons are filing this Statement jointly pursuant to the Joint Filing Agreement filed as Exhibit 99.2 to this Statement.

## Item 2. Identity and Background
Name of person filing:
The information set forth in Item 2 of the Prior Schedule 13D is incorporated herein by reference and is amended and supplemented as follows:

The Reporting Persons are Manuel Chavez, III and Stephanie Hogue.
Residence or business address: The business address of each Reporting Person is 30 W. 4th Street, Cincinnati, Ohio 45202.
Present principal occupation or employment: Mr. Chavez is the Executive Chairman of the Issuer. Ms. Hogue is the President, Chief Executive Officer, Treasurer, Corporate Secretary and a director of the Issuer. The principal business address at which each Reporting Person conducts such occupations is 30 W. 4th Street, Cincinnati, Ohio 45202.
Criminal convictions in the last five years: During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order of the type described in Item 2(e) of Schedule 13D.
Civil proceedings (securities laws) in the last five years: During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order of the type described in Item 2(e) of Schedule 13D.
Citizenship: Each Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Prior Schedule 13D is hereby amended and supplemented by the addition of the following: the information in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Prior Schedule 13D is hereby amended and supplemented as follows:

On July 31, 2026, Bombe Asset Management, LLC, a Delaware limited liability company ("Bombe"), delivered to the board of directors of the Issuer (the "Board") a preliminary, non-binding indication of interest (the "Proposal Letter") regarding a potential take-private transaction involving the Issuer (the "Proposed Transaction"). The Proposal Letter is filed as Exhibit 99.1 to this Statement and is incorporated by reference into this Item 4 in its entirety.

Mr. Chavez is the founder and managing partner of Bombe and has been its chief executive officer since 2017. Ms. Hogue has been a managing partner of Bombe since 2020.

Bombe has not predetermined the structure of the Proposed Transaction or an exact purchase price. Certain stockholders, directors, officers or members of management may be offered an opportunity to participate in rollover or similar arrangements.

The Proposal Letter remains open for acceptance until 5:00 p.m. Eastern Time on August 12, 2026, unless extended or withdrawn in writing by Bombe.

If consummated, the Proposed Transaction could result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including the acquisition of additional Common Stock by the Reporting Persons, Bombe or their affiliates; an extraordinary corporate transaction; changes to the Board or management; changes in capitalization or dividend policy; delisting of the Common Stock from The Nasdaq Stock Market; and termination of registration of the Common Stock under the Exchange Act. The Reporting Persons and Bombe may modify, withdraw or terminate the Proposal Letter, may propose different terms or structures and reserve the right to take any action permitted by law. Except as described in this Statement and the Proposal Letter, the Reporting Persons do not presently have any plans or proposals that relate to or would result in any of the matters listed in clauses (a) through (j) of Item 4, although they may formulate such plans or proposals in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is based on 41,192,464 shares of Common Stock outstanding as of March 31, 2026, as reported in the Issuer's definitive proxy statement filed with the SEC on April 23, 2026. The amount beneficially owned by each Reporting Person does not include shares of Common Stock that may be issued upon redemption of Common Units (including Common Units which such person may acquire upon the vesting and conversion to Common Units of outstanding Performance Units and LTIP Units) because, upon the holder's election to redeem Common Units, the Issuer may elect to redeem such Common Units for cash or shares of Common Stock in the Issuer's sole discretion.

Manuel Chavez beneficially owns 867,337 shares of Common Stock or approximately 2.1% of the Issuer's outstanding Common Stock, of which Mr. Chavez has (i) the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of 142,000 shares of Common Stock and (ii) the shared power to vote or to direct the vote of and the shared power to dispose or to direct the disposition of 725,337 shares of Common Stock. Mr. Chavez's beneficial ownership includes 382,978 shares of Common Stock issuable upon the exercise of 382,978 Warrants. Of the shares and Warrants beneficially owned by Mr. Chavez, 42,631 shares of Common Stock and 382,978 Warrants are held by Bombe, and 299,728 shares of Common Stock are held by Bombe Pref.

Stephanie Hogue beneficially owns 848,594 shares of Common Stock or approximately 2.0% of the Issuer's outstanding Common Stock, of which Ms. Hogue has (i) the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of 123,257 shares of Common Stock and (ii) the shared power to vote or to direct the vote of and the shared power to dispose or to direct the disposition of 725,337 shares of Common Stock. Ms. Hogue's beneficial ownership includes (i) 382,978 shares of Common Stock issuable upon the exercise of 382,978 Warrants and (ii) 548 shares of Common Stock held indirectly by Ms. Hogue as custodian under accounts for the benefit of Ms. Hogue's children under the Uniform Gift to Minors Act. Of the shares and Warrants beneficially owned by Ms. Hogue, 42,631 shares of Common Stock and 382,978 Warrants are held by Bombe, and 299,728 shares of Common Stock are held by Bombe Pref.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Each of Manuel Chavez, III and Stephanie Hogue ceased to be the beneficial owner of more than five percent of the Common Stock on June 17, 2025. This Statement constitutes the final amendment to the Prior Schedule 13D and an exit filing with respect to each Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in the Explanatory Note to Item 1, Items 3 and 4 of this Statement is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Non-Binding Indication of Interest, dated July 31, 2026, delivered by Bombe Asset Management, LLC to the Board of Directors of Mobile Infrastructure Corporation

99.2 Joint Filing Agreement, dated August 3, 2026, by and between Manuel Chavez, III and Stephanie Hogue

## Signatures
- Manuel Chavez, III: /s/ Manuel Chavez, Manuel Chavez, III (08/04/2026)
- Stephanie Hogue: /s/ Stephanie Hogue, Stephanie Hogue (08/04/2026)